UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

REE Automotive Ltd. (the “Company”) announces the following purchases of its Class A ordinary shares on Friday, September 30:

Name	Number of Shares Purchased	Actual or Average Price Per Share
Daniel Barel (CEO and director)	25,000	$0.62
Arik Shteinberg (Chairman)	110,000	$0.72
Hans Thomas (Director)	100,000	$0.68

As a foreign private issuer, directors and officers of the Company are exempt from filing reports of transactions in its securities on Forms 3 and 4 under Section 16 of the Exchange Act. This filing is intended to provide relevant information about purchases of securities by certain directors of the Company. The Company may make similar announcements in the future.

The Company notes that directors and officers are required to report sales of either more than 5,000 shares or more than US$50,000 in any three-month period on a Form 144. Form 144s may be filed on EDGAR, but may also be emailed to the SEC and which then posts them on the SEC website.  The Company does not intend to issue announcements with respect to sales of its securities by directors and officers given these filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2022
REE Automotive Ltd.

By: /s/ Avital Futterman
Name: Avital Futterman
Title: General Counsel